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              Filed by Board of Trade of the City of Chicago (CBOT)
              Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

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The following prepared remarks were delivered to the CFTC on July 19, 2000.

                     COMMODITY FUTURES TRADING COMMISSION
                        AGRICULTURAL ADVISORY COMMITTEE
                                 JULY 19, 2000



Good afternoon, my name is Michael Ryan and I serve as 2nd Vice Chairman of the CBOT's Board of Directors, a member of the CBOT Executive Committee and Chairman of the CBOT's Strategy Committee. I would like to thank Commissioner Spears and the CFTC's Agricultural Advisory Committee for the opportunity to appear before you today to discuss the effects of CFTC's new regulatory framework and the CBOT's restructuring initiative on the CBOT's Agricultural markets.

CBOT PRODUCTS AND CUSTOMERS
---------------------------

As most of you probably know, the CBOT's core agricultural products include futures and options on wheat, corn, oats, soybeans, soybean meal, soybean oil and rough rice. These products account for approximately 25% of our transaction volume, with the remainder derived from financial and stock index products.

The CBOT's agricultural futures and options contracts are utilized by a very diverse group of users, including many who do not participate directly in the markets but use the price discovery information provided by these products for business planning and in OTC products. For example, many producers do not hedge directly using exchange-traded futures and options but prefer to forward contract with their local elevator. These forward cash contracts are typically priced basis CBOT futures. The CBOT's agricultural futures contracts are also used by the U.S. Department of Agriculture's Risk

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Management Agency to determine payment levels for Crop Revenue Insurance products; however, few crop insurance companies participate significantly in these markets.

The primary participants in the CBOT agricultural futures and options markets include a broad range of U.S. and foreign commercial firms involved in grain merchandising and processing, grain and livestock production, and food processing and manufacturing. Important sources of liquidity in the agricultural markets include CBOT members and institutional investors such as commodity funds and pools.

While in the past the CBOT has had few competitors for its agricultural products, information technology, globalization and the growth of foreign exchanges have combined to create an intensely competitive environment for the entire futures industry. As a result of these competitive pressures, the CBOT is engaged in a number of initiatives designed to improve market efficiency and lower costs, including enhancement of Electronic Order Routing to the CBOT's open outcry markets, implementation of the Eurex Alliance electronic trading system, and restructuring.

In order to enhance liquidity in the CBOT's agricultural futures and options markets, CBOT staff constantly monitors contract performance and reaches out to market users to determine how effectively we are meeting risk management and price discovery needs. Since September 1999, the CBOT has reviewed contract terms for every agricultural contract and implemented changes for all of them except soybean meal. These changes, which range from re-designing the delivery system for corn and soybeans to enhancing
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quality specifications for Rough Rice futures, were developed in close cooperation with representatives of producer and other agricultural trade associations.

This same combination of performance monitoring and customer input was used by the CBOT to develop its current proposal to increase the maximum daily price fluctuation limits for the CBOT's agricultural products. These changes, initiated to enhance worldwide product distribution, will provide market users with more continuity in price discovery and improved market access during volatile markets, and were developed based on input from members of CBOT's Agricultural Advisory Committee (AAC), major agricultural clearing firms, and CBOT members. While a slight majority of our AAC favored either eliminating or increasing daily limits by 50%, some producer groups and members of the National Grain and Feed Association felt current limits should be maintained. Therefore, the CBOT's proposed increase in price limits is a compromise between market participants who prefer no limits and those who believe that daily price limits provide an "cooling off" function in volatile markets.

CFTC's New Regulatory Framework
-------------------------------

On behalf of the CBOT, I would like to commend the Commissioners and staff for their efforts in developing a new regulatory framework. We believe this proposal creates an environment in which the U.S. futures industry may compete effectively in the global derivatives marketplace. Replacing detailed regulations with Core Principles that give exchanges the flexibility to decide and design how to meet their regulatory obligations will allow exchanges to better meet the needs of diverse customers.
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Effect of New Regulatory Framework on CBOT Ag Markets
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Competition among providers of risk management and price discovery services in the agricultural markets is increasing as a result of advances in information technology, globalization of markets and regulatory disparities between traditional exchanges and OTC and foreign markets. In short, users of the risk management and price discovery services provided by traditional exchanges are demanding increased transparency, greater access and lower costs.

The impact of information technology on the commodity markets is currently most pronounced in the cash markets where "Online" Exchanges such as ICECORP, E-Markets, Rooster, and Cybercrop to name a few are attempting to link buyers and sellers of agricultural products and inputs directly. Enhancements in information technology are also lowering the barriers to entry into traditional exchange markets as evidenced by recently approved contract markets for live cattle, barge freight and a wide array of financial products. While the CFTC's regulatory reform proposal will enable traditional exchanges to better meet these competitive challenges, the reduced cost of regulation will also benefit these new competitors.

The new regulatory framework will benefit users of risk management and price discovery services directly by allowing service providers to reduce cost and stimulate innovation. New product listings are likely to proliferate in response to the lower regulatory costs and the lower cost structures of electronic trading. New product specifications may also be
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influenced by the proposed regulatory structure as providers look for innovative ways to provide users with the tools they demand in the most cost-effective manner.

CBOT Restructuring Plan
-----------------------

On June 28, 2000, CBOT members overwhelmingly voted in favor of implementation of the initial step of the Exchange's strategy to restructure as a for-profit, demutualized organization, with about 91% membership support. This initial step will allow the CBOT to reincorporate as a Delaware non-stock, not-for-profit corporation, which will serve to facilitate the CBOT's future restructuring efforts.

The approved restructuring plan has the following features:

 .    Allocation of shares of stock representing both trading rights and equity ownership in For Profit CBOT to members;

 .    Adoption of a streamlined management governance structure at the CBOT with a smaller Board of Directors and a more efficient decision making process that would enhance the CBOT's ability to respond to the rapidly evolving marketplace;

 .    Reorganizing CBOT's electronic trading business as a for-profit company focused on electronic trading;

 .    Allocating shares in the electronic trading company to the members;

 .    Unlocking value in current membership interests in the CBOT through a potential initial public offering of the stock of the electronic trading company;

 .    Attracting capital for the electronic trading company and potentially the
     For-Profit CBOT;
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 .    Executing a three-year non-compete and cooperative agreement with the electronic trading company during which time For-Profit CBOT cannot operate an electronic trading system within its corporate structure, except for a small order retail execution-type system.

Restructuring the exchange is essential for many reasons. Without it, the CBOT may not be able to preserve a viable open outcry exchange capable of competing in the future and at the same time capture the growth of electronic trading. Restructuring enables the CBOT to adopt a business model that will allow it to make the decisive moves required to address competitive challenges, build advantageous strategic alliances, lower costs, and serve customers.

IMPACT OF RESTRUCTURING ON AGRICULTURAL MARKETS
-----------------------------------------------

Detailed business plans for the restructured CBOT companies will be developed by the Boards of Directors and management of the two companies. However, the strategic focus of the two separate companies provides a broad picture of their business objectives and how the agricultural markets may be affected.

For the open outcry company, the focus is expected to be on maintaining and enhancing liquidity by investing in supporting technologies to capture and efficiently execute trades, while considering changes to trading rules and other measures aimed at retaining and enhancing order flow. The main reason for becoming a for profit corporation is to allow the CBOT to be governed by a more modern and developed body of corporate law in
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Delaware than that provided by the CBOT's current special charter. Restructuring will also allow for a more streamlined corporate governance system that reallocates authority from the membership to the Board of Directors.

The reorganized electronic trading company would continue the CBOT's endeavor to build a market leadership position by providing a superior electronic trading platform, initially capitalizing on the CBOT brand and Eurex alliance and providing greater access to a continually expanding global trading community. These clients will not be required to own seats or any other type of membership interests in order to utilize directly the electronic trading platform. The focus of the electronic trading company will be on creating a cost-competitive trade execution capability and it will invest aggressively in technology to maintain and enhance its competitive advantage. This could include new business and revenue sources in areas such as business to business e-commerce for commodity trading, direct retail access and franchising its capability to other exchanges and geographies.

SUMMARY
-------
In summary, I believe combination of the CFTC's proposed regulatory framework and the CBOT's restructuring initiative will allow the CBOT to enhance the world's most liquid, accessible and reliable marketplace for a wide array of financial and agricultural products and services. These changes will also stimulate innovation in product development and lead to the creation of new trading mechanisms. The proposed regulatory framework combined with the conversion of exchange governance structures
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will allow risk management products and price discovery services to be provided at lower cost, directly benefiting users of these services.

Thank you again for the opportunity to appear before your Committee today. I would be happy to answer any questions you may have.



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The CBOT urges its members and membership interest holders to read the
Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994,
Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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